REVO ZERO Corporation

Financial Statements and Report

December 31, 2023 and 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
REVO ZERO Corporation
Herndon, VA

We have reviewed the accompanying financial statements of REVO ZERO Corporation (the Company), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements

for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of REVO ZERO Corporation (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC
OWINGS MILLS, MD
May 8, 2024

REVO ZERO Corporation
Balance Sheet (Unaudited)
As of December 31, 2023 and 2022

	Note	2023	2022
Assets			
Current Assets			
Cash and cash equivalents	1.g	$ 394,123	$ 176,882
Total Current Assets		394,123	176,882
Noncurrent Assets			
Property, plant, and equipment, net	2	52,931	37,346
Real estate deposit	1.h	16,875	-
Supplier deposits	1.i	210,368	5,575
Total Noncurrent Assets		280,174	42,921
Total Assets		674,297	219,803
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses		2,560	60
Total Current Liabilities		2,560	60
Total Liabilities		2,560	60
Stockholders' Equity			
Common stock, 25,000,000 shares authorized; 11,791,491 and 11,600,000 shares issued and outstanding, respectively; par value of $0.0001	4	1,179	1,160
Common stock subscribed	1.k	787,955	-
Stock subscription receivable	1.k	(787,955)	-
Additional paid-in capital		803,132	249,790
Accumulated Deficit		(132,574)	(31,207)
Total Stockholders' Equity		671,737	219,743
Total Liabilities & Stockholders' Equity		$ 674,297	$ 219,803

REVO ZERO Corporation
Statement of Income (Unaudited)
For the years ended December 31, 2023 and 2022

		2023		2022
Operating Expenses				
Legal and other professional fees and services	$	48,181	$	23,730
Travel		13,435		290
Advertising and promotion		11,170		-
Rent		9,724		-
Taxes other than income taxes		3,596		2,696
Insurance		2,748		690
Other operating expense		1,721		972
Meals and entertainment		841		410
Communications and information technology		775		782
Automobile		-		518
Depreciation		9,176		1,054
Total Operating Expenses		101,367		31,142
Net Income (Loss)	$	(101,367)	$	(31,142)

REVO ZERO Corporation
Statement of Changes in Stockholders' Equity (Unaudited)
For the years ended December 31, 2023 and 2022

	Common Stock	Common Stock Subscribed	Stock subscription receivable	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at January 1, 2022	$ 1,160	$ -	$ -	$ 249,790	$ (65)	$ 250,885
Net income (loss)	-	-	-	-	(31,142)	(31,142)
Balance at December 31, 2022	1,160	-	-	249,790	(31,207)	219,743
Net income (loss)	-	-	-	-	(101,367)	(101,367)
Issuance of stock subscriptions	-	787,955	(787,955)	-	-	-
Issuance of 190,491 shares of common stock, net of issuance costs of $60,020	19	-	-	553,342	-	553,361
Balance at December 31, 2023	$ 1,179	$ 787,955	$ (787,955)	$ 803,132	$ (132,574)	$ 671,737

REVO ZERO Corporation
Statement of Cash Flows (Unaudited)
For the years ended December 31, 2023 and 2022

		2023		2022
Cash Flows				
Cash Flows From Operating Activities				
Net income (loss)	$	(101,367)	$	(31,142)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities				
Depreciation and amortization		9,176		1,054
(Increase) decrease in operating assets, net of effects of businesses acquired				
Deposits		(221,668)		(5,575)
Increase (decrease) in operating liabilities, net of effects of businesses acquired				
Accounts payable and accrued liabilities		2,500		10
Net Cash Provided by (Used in) Operating Activities		(311,359)		(35,653)
Cash Flows from Investing Activities				
Purchase of property, plant, and equipment		(24,761)		(38,400)
Net Cash Provided by (Used in) Investing Activities		(24,761)		(38,400)
Cash Flows from Financing Activities				
Issuance of common stock, net of issuance costs		553,361		-
Net Cash Provided by (Used in) Financing Activities		553,361		-
Net Increase (Decrease) in Cash and Cash Equivalents		217,241		(74,053)
Cash and cash equivalents at beginning of year		176,882		250,935
Cash and Cash Equivalents at End of Year	$	394,123	$	176,882

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

REVO ZERO Corporation
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

1. Summary of significant accounting policies

a. Nature of operations

REVO ZERO Corporation (the Company) is a zero-emissions technology company focused on the transportation industry. The Company is developing the next generation of long-range, fast refueling electric vehicles utilizing its proprietary plug-in Fuel Cell ("pFC") Technology and building a nationwide hydrogen production and refueling network to accelerate the transportation industry's transition to zero emissions.

The Company's first zero-emissions pFC electric vehicle, model ENERGY, is designed to be a luxury SUV featuring up to six seats, large cargo capacity, and smart driving, providing a range of up to 700 miles and refueling in minutes. Its long-range and quick refueling is achieved thanks to its pFC module that uses a rechargeable battery and a hydrogen fuel cell. While pFC vehicles can be recharged as conventional electric vehicles for short trips, pFC vehicles also have hydrogen tanks. Seamlessly to the driver, the pFC module uses hydrogen automatically as an energy source to maintain the battery charge within recommended levels during long trips.

To refuel the hydrogen tank, the Company is building a nationwide green hydrogen refueling network that is planned to be accessible when the pFC vehicles become available to the public. Hydrogen refueling dispensers' locations are strategically selected to be installed where they can be used for industrial applications, thus generating revenue. The Company has developed relationships with industrial clients that allow for a viable financial model by selling hydrogen to these clients, such as airports, universities, and municipalities, in a Hydrogen-as-a-Service (HaaS) model that allows clients to transition to hydrogen fuel without investing in production or storage infrastructure. The Company plans to deploy the equipment at no cost, and clients only pay for the hydrogen under a pay-as-you-go model.

The Company is entering into strategic alliances with hydroelectric, solar, and wind facilities buying low-cost excess electricity to create price-competitive green hydrogen for the Company's dispensers.

The Company was incorporated in the State of Virginia on September 2, 2020.

b. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during

the reporting period. Actual results could materially differ from those estimates.

c. Concentration of credit risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses in these accounts.

d. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

REVO ZERO Corporation
Notes to the Financial Statements
For the years ended December 31, 2023 and 2022

f. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a December 31 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

	2023	2022
Net Operating Loss Carryforwards	$ 31,142	$ 65
Valuation Allowance	$ (31,142)	$ -
Net Provision for income tax	-	-

g. Cash and cash equivalents

Cash and cash equivalents includes deposits held in financial institutions in the United States of America.

h. Real estate deposit

The Company has a security deposit intended to cover any potential damage to the property or unpaid rent pertaining to the rental of the Holyoke, MA facility that will become the company's North-East hydrogen generation hub.

i. Supplier deposits

In order to proceed with the construction of the hydrogen hub in Massachusetts and the hydrogen refueling location in New Haven, the Company has placed several orders with suppliers for equipment these facilities that require partial and in some cases total deposits for the value of the order. These include:

- $50,000 Hydrogen Dispenser
- $14,708 Trailer to transport Hydrogen
- $10,085 Container for Hydrogen Control Unit
- $20,000 Hydrogen Control Unit
- $25,000 Hydrogen Electrolyzer
- $85,000 Construction of Pre-Production 0 pFC Model Energy vehicle

j. Property, plant and equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews

and adjusts, as appropriate, the residual values and useful lives of its assets.

Depreciation is provided for using the straight-line method over the estimated useful lives as follows for the major classes of assets:

Equipment	4 years
Vehicles	5 years

k. Stock subscription agreements

During 2023, the Company entered into stock subscription agreements to purchase 150,000 shares of common stock for a total purchase amount of $1,000,341. During 2023, the Company received $212,386 in cash under these agreements. Pursuant to ASC 505-10-45-2, receipt of a note, rather than cash or other assets, in exchange for common shares or as a contribution to paid-in capital, should generally be recognized in equity as an offset to the shares issued and recording the note as an asset is generally not appropriate. As the Company has not received the full amount of these subscriptions as of the issuance date of these financial statements, the Company has recorded the outstanding subscription balance as a contra-equity item, consistent with SEC staff guidance in ASC 310-10-S99-2.

l. Advertising expenses

Advertising and promotional costs are expensed as incurred.

m. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances were as follows:

		2023		2022
Equipment	$	16,846	$	14,900
Vehicles		46,315		23,500
Total Cost		63,161		38,400
Total Accumulated Depreciation		(10,230)		(1,054)
Property, plant, and equipment, net	$	52,931	$	37,346

Depreciation expense was $9,176 and $1,054 for the year ended December 31, 2023 and 2022, respectively.

3. Related party transactions

The Company has entered into finder's fee agreements in accordance with SEC regulations that recognize finders as mere introduction parties who do not participate in the transaction; differently than broker-dealers. The Company entered into these agreements with several parties to support efforts in obtaining introductions with potential qualified investors as a way to raise capital and expand operations.

Among these agreements, one was issued to the company Mont Bogestion Inmobiliria Global, s.l, ("Mont Bo") that is considered a related party as it is under the control of a family member, in this case, a father, connected to one member of our leadership team, CEO, Ruben Creus.

The finder's fee agreement with company Mont Bo was issued as a standard agreement with no variation to other finder's fee agreements issued to non-related parties. The agreement terms were established based on fair market value and in alignment with industry standards. Additionally, appropriate disclosure and oversight mechanisms have been implemented to uphold the highest corporate governance and transparency standards.

Upon successful introduction, as per the finder's fee agreement, the introduction to another party led into ultimately the issuance of subscription agreement of $1,000,341, for which the company Mont Bo received a fee of $30,010, which has been net against the proceeds received under stock subscriptions agreements within additional paid-in capital.

4. Stockholders' equity

Under the articles of incorporation, the Company is authorized to issue 25,000,000 shares of Common Stock at a par value of $0.0001 per share. As of December 31, 2023 and 2022, the number of shares issued and outstanding was 11,791,491 and 11,600,000, respectively.

5. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. Subsequent events

Management evaluated all activity of the Company through May 8, 2024 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.